FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 4, 2007
2.	Press release dated December 10, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.
Date:	December 28, 2007	By:	/s/ Tim Score
			Name:	Tim Score
			Title:	Chief Financial Officer

Item 1

04 December 2007

ARM and Esterel to Deliver Software Development Tools for Safety-Critical Systems

ARM RealView Compilation Tools and Esterel SCADE Drive provides toolchain for IEC 61508 certification

CAMBRIDGE, UK AND ELANCOURT, FRANCE – Dec. 4, 2007– ARM [(LSE:ARM); (Nasdaq:ARMHY)] and Esterel Technologies, a leader of model-based design and verification tools for critical embedded systems, today announced their collaboration on a toolchain for safety-critical systems requiring IEC 61508 certification. Under the agreement, work has been done to ensure that Esterel SCADE Suite and ARM® RealView® Compilation Tools can be combined to provide a seamless software development flow, from modelling and code generation to compiling and debugging, for safety-critical systems in automotive, transportation and industrial control.

The SCADE Suite KCG has been certified for IEC 61508 at SIL3 level, the international standard covering functional safety of electrically-based, safety-related systems. The SCADE Suite automatically generates code that is compliant with IEC 61508, as well as the Motor Industry Software Reliability Association (MISRA) rules for software development in the C programming language. By using SCADE Suite together with ARM RealView Compilation Tools, an integral part of the RealView Development Suite and the RealView Microcontroller Development Kit, automotive system design engineers will be able to significantly reduce the time it takes to develop software, remove errors, and optimize the speed, memory and code size for ARM Powered® embedded systems based on the Cortex™-M3 and Cortex-R4 processors.

“Safety always comes first in the automotive industry,” said Eric Bantegnie, president and CEO, Esterel Technologies. “SCADE Suite is a proven solution for generating and verifying IEC 61508-compliant code for safety-critical embedded systems. Through extensive testing, we have also verified that SCADE Suite and ARM RealView Compilation Tools together can vastly simplify the process of compiling and debugging code, and significantly accelerate our customers’ time-to-market. This evidence is provided within the SCADE Suite Compiler Verification Kit (CVK).”

“From processors to system design tools, ARM is committed to helping our Partners build the most reliable, efficient embedded systems possible,” said John Cornish, vice president, Marketing, System Design Division, ARM. “Together with Esterel, we are providing a consistent environment for the development of safety-relevant software, using SCADE Suite for simulation and code generation along with RealView Compilation Tools for embedded systems based on the ARM Cortex-M3 and Cortex-R4 processor platforms.”

The integrated software development flow from Esterel and ARM will complement the enhanced safety features of the ARM Cortex-M3 and Cortex-R4 processors. The Cortex-R4 processor in particular has been designed specifically for fault-tolerant automotive applications, featuring safety-critical features such as Error-Correction Coding (ECC) technology and a Memory Protection Unit (MPU).

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Esterel
Esterel Technologies is the worldwide leader of model-based design and verification tools for critical embedded systems.

SCADE Suite™ is the market leading, model-based development environment dedicated to safety-critical embedded software:

DO-178B qualified up to level A for Military and Aerospace Industries

IEC 61508 certified at SIL level 3 by TÜV for Automotive, Heavy Equipment, and Energy

EN 50128 certified at SIL level 4 by TÜV for Rail Transportation

SCADE Display™ is the leading edge embedded graphics design environment dedicated to safety-critical display systems, DO-178B qualified up to level A for Military and Aerospace Industries.

SCADE Suite and SCADE Display combined in the SCADE Certified Software Factory form the only integrated and industrialised tool suite spanning algorithm, logic and displays design, merging formal verification and certified code generation.

Esterel Studio™ is the market leading, front-end design and verification suite for control-intensive hardware IP. Esterel Studio™ delivers the full benefits of ESL synthesis with automated RTL/C/SystemC code production from a single and formally verified Esterel Studio IP executable specification.

Esterel Technologies is a privately held company with headquarters in Elancourt, France and Mountain View, California, USA, and with direct sales offices in Germany, the United Kingdom, and China.

For additional information, visit the Esterel Technologies website at www.esterel-technologies.com and www-esterel-eda.com.

ENDS

ARM, RealView and ARM Powered are registered trademarks of ARM Limited. Cortex is a  trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE:            +44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com

For Esterel Technologies:

Gundel Hahn
Phone: +49 (0) 89 123 922 04
Email: Gundel.Hahn@esterel-technologies.com

Item 2

10 December 2007

ARM Announces Processor Licensing Agreement With PMC-Sierra For Cortex and MultiCore Processors

ARM Cortex-A8 processor and ARM11 MPCore multiprocessor cores to power ASIC solutions and Passive Optical Network devices

CAMBRIDGE, UK – Dec. 10, 2007 –ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that PMC-Sierra, Inc. (Nasdaq:PMCS), a leading provider of broadband communications and storage semiconductors, has licensed the high-performance ARM® Cortex™-A8 processor and ARM11™ MPCore™ multicore processor for a broad range of designs, including devices for Passive Optical Networks (PON) and ASIC devices.

The licensing agreement expands PMC-Sierra’s portfolio of highly integrated ARM Powered® SoC solutions. The popular ARM Cortex-A8 processor is one of the highest performing, most power-efficient processors developed by ARM, with the ability to scale in speed from 600 MHz to more than 1GHz. The ARM11 MPCore multicore processor provides a scalable solution that can be configured to contain between one and four processors, delivering over 3000 Dhrystone MIPS of aggregate performance. With an enhanced memory system capable of over 6GB (Gigabytes) per second throughput, the ARM11 MPCore multicore processor also provides software portability across single-CPU and multi-CPU designs.

“PMC-Sierra is committed to providing our customers with breakthrough performance, scalability and flexibility, while minimizing overall power consumption and cost,” said Ken Wagner, PMC-Sierra’s director of Design Services. “The ARM Cortex-A8 and ARM11 MPCore processors provide the robust performance, power efficiency and throughput necessary to handle extremely high data rates for Enterprise and Passive Optical Networking applications.”

PMC-Sierra provides flexible, high-performance SoCs for Passive Optical Networks, with millions of devices based on the PMC-Sierra GigaPASS™ FTTH architecture in use today. Worldwide interest in Fiber-to-the-Home broadband technologies is growing, as telecommunications service providers look to deliver extremely fast Internet access – thousands of times faster than DSL and cable – simultaneously with high-definition IPTV and VoIP services.

“In both the enterprise and the home, the growth of digital content is putting significant pressure on network providers, as well as equipment manufacturers, to provide faster, higher-quality network performance,” said Graham Budd, executive vice president and general manager, Processor Division, ARM. “Our multiprocessing solutions, including the ARM11 MPCore and the recently announced Cortex-A9 MPCore multicore processors, have been designed specifically with these performance requirements in mind. By leveraging the ARM11 MPCore multicore processor and the Cortex-A8 processor as the foundation for new high-performance SoC designs, PMC-Sierra is helping to transform the types of services that service providers and enterprises will be able to offer.”

About PMC-Sierra
PMC-Sierra™ is a leading provider of broadband communications and storage semiconductors for metro, access, fiber to the home, wireless infrastructure, storage, laser printers, and fiber access gateway equipment. PMC-Sierra offers worldwide technical and sales support, including a network of offices throughout North America, Europe, Israel and Asia. The company is publicly traded on the NASDAQ Stock Market under the PMCS symbol. For more information, visit www.pmc-sierra.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. Cortex, ARM11 and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Alan Tringham ARM +44 1223 400947 alan.tringham@arm.com